# N4 FINANCIAL, INC.

## STATEMENT OF OPERATIONS

| **Year ended December 31, 2018** | | |
|---|---|---|
| **Expenses** | | |
| Professional fees | $ | 8,475 |
| Regulatory fees | | 1,257 |
| Internet | | 660 |
| Insurance expense | | 656 |
| Rent | | 3,600 |
| Other operating expenses | | 40 |
| Total expenses | | 14,688 |
| **Income (loss) before interest and income taxes** | | (14,688) |
| Interest income | | 21 |
| **Net Income (Loss)** | $ | (14,667) |

*See accompanying notes to financial statements.*